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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 15)*

                       Name of Issuer: Toll Brothers, Inc.

                   Title of Class of Securities: Common Stock

                             CUSIP Number: 889478103

                                December 31, 2006
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1 (b)

[ ]  Rule 13d-1 (c)

[X]  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 889478103

Note: This is a duplicate of a form filed February 9, 2007 which was filed incorrectly under the Company's CIK Code 0000794170 and CCC Code jj$jjj8j. This form is being refiled under the CIK and CCC Codes for Bruce E. Toll. None of the information on this form has changed.

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Bruce E. Toll

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

     (a)  [ ]
     (b)  [ ]

3.   SEC USE ONLY

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4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               5.   SOLE VOTING POWER

                    7,771,490
  NUMBER OF
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY          1,750,000
    EACH
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH            7,771,490

               8.   SHARED DISPOSITIVE POWER

                    1,750,000

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON.

     9,521,490

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     [ ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.

     6.10%

12.  TYPE OF REPORTING PERSON*

     IN

Item 1 (a). Name of Issuer:

     Toll Brothers, Inc.

Item 1 (b). Address of Issuer's Principal Executive Offices:

     250 Gibraltar Road
     Horsham, PA 19044

Item 2 (a). Name of Person Filing:

     Bruce E. Toll

Item 2 (b). Address of Principal Business Office or, if none, Residence:

     Toll Brothers, Inc.
     250 Gibraltar Road
     Horsham, PA 19044

Item 2 (c). Citizenship:

     United States

Item 2 (d). Title of Class of Securities:

     Common Stock

Item 2 (e). CUSIP Number:

     889478103

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Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

     Not Applicable

(a)  [ ]  Broker or Dealer registered under section 15 of the Act

(b)  [ ]  Bank as defined in section 3 (a) (6) of the Act

(c)  [ ]  Insurance Company as defined in section 3 (a) (19) of the Act

(d) [ ] Investment Company registered under section 8 of the Investment Company Act

(e) [ ] Investment Adviser registered under section 203 of the Investment Advisers Act of 1940

(f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income of 1974 or Endowment Fund; see 240.13d-1 (b) (1) (ii) (F)

(g) [ ] Parent Holding Company, in accordance with 240.13d-1 (b) (ii) (G) (Note: See Item 7)

(h) [ ] Saving Association as defined in Section 3(b) of the Federal Deposit Insurance Act

(i) [ ] Church Plan is excluded from the definition of an Investment Company under Section 3(c)(14) of the Investment Company Act

(j)  [ ]  Group in accordance with 240.13d-1(b) (1) (ii) (J)

Item 4. Ownership:

(a)  Amount Beneficially Owned as of December 31, 2006:

     9,521,490*

(b)  Percent of Class:

     6.10%

(c)  Number of Shares as to which such person has:

(i)  sole power to vote or to direct the vote:

     7,771,490*

(ii) shared power to vote or to direct to the vote:

     1,750,000

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(iii) sole power to dispose or to direct the disposition of:

     7,771,490*

(iv) shared power to dispose or to direct the disposition of:

     1,750,000

* Includes 2,000,500 shares issuable pursuant to outstanding options granted, which are currently exercisable or which first become exercisable within 60 days.

Item 5. Ownership of Five Percent or Less of a Class.

     Not Applicable

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

     Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

     Not Applicable

Item 8. Identification and Classification of Members of the Group.

     Not Applicable

Item 9. Notice of Dissolution of Group.

     Not Applicable

Item 10. Certification.

     Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 7, 2007
                                        Date


                                        /s/ Bruce E. Toll
                                        ----------------------------------------
                                        Bruce E. Toll
                                        Signature